EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended February 28,		Year Ended May 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$1,048	$619	$1,059	$508	$1,237	$1,140	$1,059
Add back:
Portion of rent expense representative of interest factor	429	446	577	598	566	611	572

Earnings as adjusted	$1,477	$1,065	$1,636	$1,106	$1,803	$1,751	$1,631

Fixed Charges:
Capitalized interest	$21	$20	$25	$43	$80	$61	$65
Portion of rent expense representative of interest factor	429	446	577	598	566	611	572

	$450	$466	$602	$641	$646	$672	$637

Ratio of Earnings to Fixed Charges	3.3	2.3	2.7	1.7	2.8	2.6	2.6